June 8, 2007

VIA EDGAR TRANSMISSION AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Ikanos Communications, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 7, 2007

File No. 0-51532

Dear Mr. Spirgel:

On behalf of Ikanos Communications, Inc. (referred to herein as “we”, “us”, or “our”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to us dated May 25, 2007 and concerning our Form 10-K for the Fiscal Year ended December 31, 2006. For your convenience, we have included the Staff’s comment in italics immediately before our response. The underlined headings and numbers of paragraphs below correspond to the headings and numbers of the comments set forth in the Staff’s letter.

Response to Staff’s Comments

Note 2. Business Combinations

NPA Acquisitions, pages 73-75

1.	We refer to your response to prior comment 4. We note that you utilized your calculated internal rate of return of 22% as your discount rate, prior to adjustments for specific risk factors, in the valuation of your acquired intangible assets. Tell us in detail why you believe the IRR is most reflective of a market participant discount rate. Also, tell us in detail how you considered market information, such as the weighted average costs of capital of 19% typically required by investors for an investment in your industry, in getting comfortable with the discount rates used. Further, please reconcile the discount rates used to value each intangible asset back to a discount rate more reflective of a market rate, such as the WACC of 19%. Finally, tell us if you utilized a discount rate of 19% as your starting point, whether it would have materially impacted any of the values assigned to each intangible asset.

Response:

In determining the appropriate discount rate for the Broadband Business Unit acquired from ADI (“BBU”), we considered various data points. We computed an industry WACC of 19% based on publicly traded comparable companies in the industry. As the WACC is determined based on general diversified industry participants, it does not account for company specific risks of one specific business unit of the target company. BBU was a relatively small business unit of ADI as of the Valuation Date and was forecasted to grow at a compound annual

Mr. Larry Spirgel

Securities and Exchange Commission

June 8, 2007

growth rate (“CAGR”) of 40% from 2006-2009, as compared to a projected CAGR of 0.3% for the worldwide broadband semiconductor market and a projected CAGR of 8.5% for the DSL customer premise equipment market (Source: International Data Corporation report titled “Worldwide DSL and Cable Modem Semiconductor 2005 – 2009 Forecast, dated March 2005). The risk associated with this forecast was not accounted for in the industry WACC analysis.

We considered the IRR that was derived based on the market participant forecast and the purchase price. We believe the forecast for BBU is representative of what a hypothetical third-party buyer (market participant) can achieve through leveraging a larger distribution channel and sales force. The market participant forecast was the basis for allocating revenue/income to the various intangible asset categories. The IRR is a market based rate that reconciles the forecast and the price paid for the business and is representative of the risk that a typical market participant will expect.

We believe the IRR of 22%, calculated based on the rate of return to reconcile our forecast for BBU to our purchase price, is most reflective of a market participant based discount rate given the company specific risk inherent in the forecasts for BBU, more so than the 19% WACC. As BBU appears more risky than the general industry, we have not relied upon the industry WACC (which does not factor any company specific risk). We have relied upon the IRR as it represents a market based rate that a market participant can expect given the forecast for the business. In addition, as the enterprise forecast for BBU was the basis for allocating revenue/income to the intangible assets, we believe it is appropriate to rely upon the rate of return that is commensurate with the risk of the overall forecast.

Based on the explanation above, we believe the IRR of 22% is most reflective of a market rate for BBU. Further, we adjusted the market based discount rate of 22% upwards or downwards to reflect the specific risks associated with each intangible asset category. We applied a discount rate of 20.0% to the Existing Technology to reflect the lack of technological risk and market risk associated with achieving the forecasted sales attributable to the technology, as these products were commercially available and deployed as of the Valuation Date. Consistent with guidance in the AICPA IPR&D Practice Aid, we applied discount rates higher than the IRR to the In-Process Technology based upon the additional risk related to the product’s development and success as well as the product’s stage of completion as of the Valuation Date. A discount rate of 26.0% was applied to the Patents / Core Technology to reflect the risk of the asset revenues derived from the Existing and In-Process Technology. A discount rate of 22.0% was applied to the Trademarks, Customer Relationships, and Non-Competition Agreement because they contribute to all of the revenue streams and, thus, are reflective of the risk of the overall business. A discount rate of 19.0% was used to value the Order Backlog to reflect the reduced risk associated with the Order Backlog consisting of orders already received by BBU.

We performed a sensitivity analysis of the impact on the fair value of each intangible asset, including IPR&D, using a discount rate of 19% and determined that the impact would not be material to either the initial fair values or to the periodic amortization expense.

* * * *

Should you have any questions or additional comments regarding our response to the Staff’s comments please contact me at (510) 438-5330.

Sincerely,

/s/ Cory Sindelar

Cory Sindelar

Chief Financial Officer